TYPE:  425
SEQUENCE:  1
DESCRIPTION:  COMPANY PRESENTATION

                                                           Filed by: NTELOS Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: NTELOS Inc.
                                                   Commission File No. 000-16751

NTELOS

Photo of products and customers.

Company Overview
-----------------

 .  Regionally-focused ICP concentrating on high-growth sectors
   -  PCS: 10.3mm pops
   -  Internet: 60 markets
   -  Wireline: CLEC (9 markets)
                Long Haul
                ILEC (3 markets)

 .  Long operating history, founded in 1897
   -  Public for over 30 years
   -  Wireless service since 1991

 .  Strong Local presence and brand

 .  Facilities-based

 .  Fully integrated operational support systems

 .  Established "mid-stage" telco
   -  391,000 customers
   -  Over $510mm CAPEX from 1996-2000
   -  Positive EBITDA

 .  Fully-Funded Business Plan

Map of Virginia, West Virginia, Maryland, Portions of Tennessee, Portions of North Carolina, Portions of Ohio, and Portions of Pennsylvania

PCS, CLEC and Internet
PCS & ISP
PCS
ILEC

Established Regional ICP
------------------------

Invested Capital
----------------
($MM)

[Graph]


        PCS    Other    Total
        ---    ----     -----

1996    98.1   21.0     119.1
1997    68.1   22.2      90.3
1998    63.6   20.8      84.4
1999    61.5   43.6     105.1
2000    77.3   37.0     114.3


Customer Base
--------------
(000s)

[Graph]

           PCS       ILEC/CLEC        Internet
       Subscribers  Access Lines     Subscribers  Total
       -----------  ------------     -----------  -----

1996                  43.4              0.3       43.7
1997       23.8       45.5              4.8       74.1
1998       69.8       48.9              8.7      127.4
1999      122.1       59.3             47.3      228.7
2000      168.4       72.5             62.9      303.8
2001 2Q   198.7       78.4             67.1      344.2


Operational Support Systems
---------------------------

 .  Integrated operations for all products and services

 .  ICMS customer records systems for integrated billing and service

 .  Lucent Technologies Automated Call Distribution System

 .  Harris Corporation Network Management System for network surveillance (NOC)

 .  Online intranet reference guide for customer-facing employees

 .  J.D. Edwards Accounting System

Operating Systems Enable Superior Customer Service & Strategic Growth

Corporate Structure
-------------------

                                  NTELOS Inc.

                                     | . Holding Company
                                     | . Investments
                                     | . Senior and Subordinated Notes
                                     | . Senior Credit Facility
                                     | . Preferred Equity
-----------------------------------------------------------------------------------------------------------
|                |              |               |              |                          |
|   100%         |100%          |100%           |100%          |91%                       |79%
|                |              |               |              |                          |
|                |              |               |              |                          |
   NTELOS       NTELOS           R&B            NTELOS      Virginia PCS              West Virginia
  Telephone     Network     Communications     Wireless     Alliance, LC             PCS Alliance, LC
     Inc.        Inc.                            Inc.

  . ILEC        . CLEC      . ILEC             . PrimeCo       . PCS                    . PCS
                . ISP       . CLEC             . Wireless PCS  . Debt with              . Debt with
                . Fiber     . ISP                                NTELOS Inc.              NTELOS Inc.
                  Network   . Fiber                              & FCC
|                             Network     |    |               . Limited Liability      . Limited Liability |
|                                         |    |                 Company -                Company -         |
|                                         |    |                 10 members               3 members         |
-------------------------------------------    --------------------------------------------------------------
                Wireline                                                 Wireless

5

Leading Regional ICP
--------------------
Key Recent Milestone

[GRAPH]

 .1995 - Introduced Internet Service Provider (ISP) Offering

 .1996 - VA Alliance acquired digital PCS licenses

 .1997 - Formed WV PCS Alliance
        Launched digital PCS service in VA
        Celebrated 100th anniversary

 .1998 - Launched digital PCS Service in WV
        Launched CLEC Services in VA
        Opened integrated customer care center

 .1999 - Acquired Net Access and Cornerstone, regional ISP's
        Launched CLEC Services in WV

 .2000 - Implemented consolidated billing
        Divested directory assistance and towers
        Acquired PrimeCo's assets in Norfolk - Richmond, VA
        Raised $950 MM of capital ($250MM of preferred and $700MM of debt)

 .2001 - Merged with R&B Communications

Wireless Digital PCS: Overview
------------------------------

  . 10.3 MM PCS pops; 6.0 MM Operational
  . 198,656 subscribers (2Q) -- 73% Post Pay
  . ARPU: $48.06 Post Pay; $42.60 blended (2Q)
  . Churn: 2.35% Post Pay; 3.89% blended (2Q)
  . 4 Wireless Switches; 740 cell sites
  . Average 20 MHz per license

Map of Virginia, West Virginia, Maryland, Portions of Pennsylvania, Portions of North Carolina, Portions of Ohio, and Portions of Kentucky showing Fiber Network expansion plans at:

  Wireless Overview
  . Digital PCS Service Area
  . PCS Licensed Area

Wireless Digital PCS: Operating Strategy
----------------------------------------

o  Own and control licenses, network, distribution channels and brand

o  Focus on in-region market niche with localized marketing
   - "nTown" Plan - 21% of Post Pay
   - "nNetwork" plan - 72% of Post Pay
   - "nRegion" plan - 7% of Post Pay

o  Expand robust digital CDMA PCS network
   - 3G1XRTT upgrade in western markets 2001-2003

o  Emphasize customer service via consolidated selling effort and single bill

o  Target attractive markets
   -  Individual - convenience users in the 25-45 age group
   -  Business - regional small to medium sized businesses

o  Wholesale Provider of Wireless Network
   -  Sprint/Horizon Agreement - Amendment 7/1/01 to 12/31/03
         o  Predictable Revenue Stream: 2001: $18.8M
                                        2002: $27.4M
                                        2003: $38.6M
8

Digital PCS
====================================================================================================================================
PCS Spectrum
------------
           Virginia                                  West Virginia                               Pennsylvania
BTA                        POPS    MHz        BTA                    POPS    MHz        BTA                       POPS     MHz
----------------------------------------  ----------------------------------------  ------------------------------------------------
  Brunswick                45.2     30      * Beckley               168.2     40      Harrisburg                 687.4       10
  Tri-Cities(sale pending)          10      * Bluefield             177.3     30      York-Hanover               463.3       10
* Charlottesville         215.3     30      * Charleston            487.0     30      Lancaster                  457.0       10
* Danville                169.7     30      * Clarksburg            193.9     10      Reading                    356.0       10
  Fredericksburg          136.3     10        Cumberland, MD        160.1     40      Williamsport               160.6       10
  Harrisonburg            143.1     20      * Fairmont               56.4     40      State College              133.9       10
* Lynchburg               158.4     30      * Huntington            369.1     30      Johnstown                  235.9       10
* Martinsville             89.0     30        Logan                  41.0     30      Altoona                    223.9       25
  Norfolk               1,763.4     20        Martinsburg           354.6     20
  Richmond              1,210.4     20      * Morgantown            107.0     25
* Roanoke                 639.6     30        Parkersburg           181.8     30
* Staunton-W'boro         109.4     30        Portsmouth, OH         95.7     30
  Winchester              158.1     30        Wheeling              212.4     40
                                              Williamson            186.2     30
----------------------------------------  ----------------------------------------  ------------------------------------------------
                        4,839.7                                   2,790.7                                      2,718.0
----------------------------------------  ----------------------------------------  ------------------------------------------------

      Total POPs:  10,348,400               Operational POPS:  6,038,000

                        *Wholesale BTA POPs:  2,763,000

Wireless Digital PCS: Key Statistics
------------------------------------


Subscribers
------------
(000s)

[Graph]

        Alliances               Virginia East      Total
        ---------               -------------      -----
1Q 00     55.2                      86.4           141.6
2Q 00     63.5                      88.0           151.5
3Q 00     69.4                      88.3           157.7
4Q 00     80.7                      87.7           168.4
1Q 01     89.4                      96.6           186.0
2Q 01     96.9                     101.8           198.7
2001E                                          230.4 - 239.4



Revenues and EBITDA
--------------------
($ MMs)

[Graph]

        EBITDA       EBITDA before COA     Revenues
        ------       -----------------     --------
1Q 00   (8.9)              2.1               21.2
2Q 00   (4.5)              5.2               23.8
3Q 00   (5.6)              5.2               24.0
4Q 00  (10.1)              2.7               22.8*
1Q 01   (7.0)              6.0               27.7
2Q 01   (5.0)              8.0               30.3

* SAB 101 adopted 4Q 00

Wireless Digital PCS: Monthly Subscriber Churn
----------------------------------------------


Virginia East

               Pre-pay    Blended   Post-pay
               -------    -------   --------
4Q00            9.38%      6.68%      3.91%
1Q01            7.18%      5.05%      3.16%
2Q01            8.32%      4.63%      2.36%


Virginia West & West Virginia

               Pre-pay    Blended   Post-pay
               -------    -------   --------
4Q00            6.75%      4.33%      3.59%
1Q01            5.95%      3.80%      3.15%
2Q01            5.77%      3.10%      2.34%

Wireless Digital PCS: Post Pay Customers
----------------------------------------


Virginia East

           Gross Additions    Ending Mix
           ---------------    ----------
4Q00           39.6%            51.2%
1Q01           46.9%            55.9%
2Q01           73.9%            67.1%


Virginia West & West Virginia

           Gross Additions    Ending Mix
           ---------------    ----------
4Q00           70.5%            76.8%
1Q01           69.5%            76.8%
2Q01           79.2%            78.8%

Wireline Overview
------------------


           ILEC                                            CLEC
           ----                                            ----
o  51,938 residential/business                 o  26,509 business access lines
   access lines                                o  9 markets; 14 COs
o  Leading ILEC service provider in Virginia   o  Interconnection agreements in
   as ranked by SCC                               VA, WV and TN with Sprint and
                                                  Verizon


        Internet                     Network Fiber
       --------                     -------------
o  64,801 customers          o  1,500 route miles deployed
o  2,297 DSL Customers       o  32,000 Fiber miles
o  60 markets                o  connectivity to major retail cities
o  Dial-up access in
   all Markets
o  DSL in 16 markets

              100% digital platform with best-in-class equipment
13

Wireline: Operating Strategy
----------------------------------

o  ILEC
   o  No competition in ILEC market to date, despite deregulation
   o  ILEC operates under small company status, which is lightly regulated

o  CLEC

o  Hybrid facilities-based/ "smart-build" strategy

o  Leverage our fiber optic network, ILEC switching platform & brand

o  Target businesses with bundled service offerings - PCS emphasized

o  Internet/DSL
   o Broad product-offering of fast and reliable services
   o DSL offered in a growing number of markets in three states

o  Network Fiber
   o Wholesale Revenue Stream
   o Significant operating cost reduction
   o Significant increase in reliability

Network
--------------------------------------------------------------------------------
 . 1,500 route miles; 32,000 fiber miles

 . Connectivity to major retail cities

 . Differentiating characteristics
   - Wholesale Revenue Stream: $9.1 MM annually/1/
   - EBITDA: $7.3 MM annually, 80% margin/1/
   - Significant operating cost reduction
   - Significant increase in reliability




/1/ Based on actual 1H01 run rate

    Map of Virginia, West Virginia, Maryland, Portions of Tennessee, Portions of North Carolina, Portions of Ohio, and Portions of Pennsylvania showing network that is:

         In Service
         Planned for 2001
         Future

Wireline: Key Statistics
------------------------

Customer/Lines
--------------
($000s)

[Graph]

        CLEC      ISP/DSL       ILEC        Total
        ----      -------       ----        -----
1Q 00   13.3       56.6         50.6        120.5
2Q 00   17.4       59.3         51.4        128.1
3Q 00   18.1       59.6         51.7        129.4
4Q 00   20.5       62.9         51.9        135.3
1Q 01   23.7       65.8         51.8        141.3
2Q 01   26.5       67.1         51.9        145.5
2001E                                   154.3 - 157.8


Revenues and EBITDA
-------------------
($MM)

[Graph]

       EBITDA        Revenues
       ------        --------
1Q 00   7.2           17.6
2Q 00   7.1           18.5
3Q 00   7.6           19.0
4Q 00   8.3           20.4
1Q 01   9.8           22.4
2Q 01   9.4           21.9

Branding
--------

[Photo of NTELOS brand]

More ways to bring more people together.

Marketing and Promotion
----------------------
o Advertising, Marketing and External Affairs
  -  $14 million total company
  -  88% wireless

o Positioning and Target Segments

Pie Graph - Wireless Marketing

69% Media
16% Production
 9% PR
 6% Other

o Wireless
  -  Region's largest digital provider
  -  Simple, Feature Rich, Post pay
  -  Consumer 25-54
  -  Blended Media Strategy
  -  Mix, Brand and Promotion
  -  Business to Business

o Wireline
  -  ILEC/CLEC
  -  Heritage and Experience
  -  Medium and Small Business
  -  DSL

o ARPU Initiatives
  -  Plan restructures with increased rates and/or reduced minutes
  -  Target upgrades for low-end plans

Extensive Distribution Channels
-------------------------------

o  Company-Owned Retail Stores
   -  47 current
   -  55 by end-of-year 2001

o  Direct Sales Force
   -  223 retail representatives
   -  60 account executives

o  Indirect Sales
   -  350 agent locations

o  Inside Sales
   -  Now selling for all markets
   -  2,434 gross adds in 2Q 01

Photo of retail center.

When Quality Matters
--------------------

Hospitals
-----------
o  Augusta Health Care
   -  PRI CLEC Service

o  Rockingham Memorial Hospital
   -  PRI CLEC Service
   -  Private Fiber Network
   -  100 meg Circuit
   -  PCS

o  Genesis
   -  PRI CLEC Service
   -  Private Fiber Network


Colleges and Universities
-------------------------

o  James Madison University
   -  PRI Service
   -  100 meg Circuits
   -  PCS

o  Eastern Mennonite University
   -  PRI Service
   -  PCS

o  Mary Baldwin College
   -  PRI Service

o  Bridgewater College
   -  T-1 Internet Service
   -  PRI Service

o  Liberty University
   -  PRI Service
   -  PCS

o Hollin Univerity
   -  PRI Service

Conestoga Opportunity
--------------------------------------------------------------------------------
NTELOS/Conestoga Combination Creates the Premier Regional ICP

       Scale Greater market recognition, liquidity, access to capital, critical mass and economies of scale

   Asset Portfolios    Similar strategic business focus on wireline and
                       wireless operations

    Geographic Fit     Complementary geographic markets (both in wireless and
                       wireline businesses); platform for growth in PA

     Management &      Established and strategic workforce - a catalyst for
      Employees        continued growth

  Culture & Values     Common culture and values facilitating integration;
                       commitment to communities

Conestoga Opportunity
--------------------------------------------------------------------------------
Transaction Summary

     .   Purchase Price and Consideration
         -  $40 per Conestoga share
         -  $335MM plus assumption of $73MM of debt
            .  $60 MM anticipated proceeds from sale of Conestoga Wireless
            .  $21 MM anticipated proceeds from sale of Conestoga Towers
         - Up to 58% cash consideration funded by equity infusion of up to $200MM from Welsh, Carson, Anderson & Stowe ("WCAS")
         - At least 42% of NTELOS common stock with an approximate value of $140 MM
         -  Pricing collar on NTLO stock: $18 to $30

     .   Accounting/Tax treatment
         -  Purchase accounting/Tax-free reorganization

     .   Closing targeted around year-end of 2001
         - No significant shareholder- or regulatory-related obstacles anticipated
         -  WCAS financing fully committed

Conestoga Opportunity
--------------------------------------------------------------------------------
Leading Pennsylvania ICP

     . ILEC - 84,000 access lines

     . CLEC - 14,000 access lines

     . PCS - 18,000 subscribers

     . Historical Financial Performance:



         ($MM)               1998           1999       2000        1H'01
                           --------       --------   --------    ---------
        Revenues             77.3           87.4       87.6        45.4

        EBITDA

          ILEC               28.9           31.0       31.3        17.1

          CLEC & Other        2.4            0.5       (0.4)       (0.5)

          Wireless           (3.9)          (5.0)      (5.1)       (1.8)

          Total              27.4           26.5       25.8        14.8

Conestoga Opportunity
--------------------------------------------------------------------------------
Leading Pennsylvania ICP (cont.)

     . ILEC: Buffalo Valley Tel. & Conestoga Tel.

        --  62% of total operating revenues

        --  Access line CAGR of 5.4% (1996 to 2000)

        --  Approximately $34MM of annual EBITDA

        --  100% digital local exchanges / 97% DSL capable


     . CLEC: CEI Networks

        --  Operates in 5 Verizon markets in central PA

        --  Leverages Conestoga network and brand

        --  130 miles of fiber and 75 miles of coaxial cable


     . PCS: Conestoga Wireless Company

        --  Announced sale to VoiceStream for $60MM

Conestoga Opportunity
--------------------------------------------------------------------------------
Transaction Rationale Significant, Identifiable Benefits to Accrue from Conestoga Acquisition

 . Enhanced scale and depth to accelerate business plan

 . Complementary geographic markets

 . Strengthened financial positioning
  --  Increased liquidity through greater trading volume
  --  Broader analyst coverage/deepened institutional following

 . Potential revenue and cost synergies

 . Optimal positioning as regional consolidator

 . Management depth

  .   Enhanced growth and profitability prospects

  . Significant improvement in credit profile through enhanced cash flows, new equity infusion and substantially larger asset base

  . Conestoga management and organization provide an established base of operations for expansion in Pennsylvania

Historical Financial Statistics/2001 Guidance
---------------------------------------------
Pro-Forma including Virginia East and R&B

Revenues
---------
($MM)
[Graph]
                      Wireline/
        PCS            Other
        ---          ---------
1995       -           44.3
1996       -           48.6
1997    11.3           53.1
1998    36.0           60.9
1999    66.8           75.3
2000    91.8           87.7

* 2001 Guidance: Annualized 4Q01 run-rate for PCS Revenues of $35 to $37MM and Wireline Revenues of $24MM.

EBITDA
-------
($MM)
[Graph]
                     Wireline/
        PCS            Other
        ---          ---------
1995       -           26.2
1996   (14.9)          29.8
1997   (28.0)          34.9
1998   (30.5)          39.8
1999   (28.6)          37.6
2000   (29.1)          34.3

2001 Guidance: PCS EBITDA approaching breakeven 3Q01 down again slightly 4Q01. Wireline EBITDA just over $9MM 4Q01 Run-Rate

Capital Expenditures
--------------------
($MM)
[Graph]
                       Wireline/
        PCS             Other
        ---            ---------
1995    7.3              15.2
1996    98.1             21.0
1997    68.1             22.2
1998    63.6             20.8
1999    61.5             43.6
2000    77.3             37.0
2001E*  70.0             30.0

* 2001 Guidance: Total CAPEX $90 to $100MM; PCS CAPEX of $60 to $70MM (excluding 3G alliance upgrade of $40-$45MM from 2001 to 2003)

Investment Highlights
----------------------

o  Transactions in 2000 solidify position as regional PCS / ICP provider

o  Well positioned as regional consolidator in the RLEC sector

o  Region's first and largest PCS provider utilizing CDMA technology

o  Established, local CLEC and ILEC presence provides stable revenues

o  Internet growth increases bundled service offerings

o  Significant liquidity with $227 MM of available funds at 6/30/01

        -  Cash and equivalents\1\                           $ 56 MM
        -  Available under credit facility                   $ 95 MM
        -  Expected proceeds from non-core assets sales      $ 50 MM
        -  Positive EBITDA

o  Strong Financial Sponsor

   -  Welsh Carson Anderson & Stowe

o  Experienced management team




\1\ Includes $26 MM investment in Illuminet Holdings, Inc.

Forward-Looking Statements
-----------------------------

The Company wishes to caution readers that forward-looking statements made by the Company are based on a number of assumptions, estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties, including those set forth in reports filed by the Company with the Securities and Exchange Commission, and any significant deviations from these assumptions could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ NTELOS' REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When these other documents relating to the transaction are filed with the Commission, investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by NTELOS may also be obtained for free from NTELOS by directing a request to NTELOS Inc., P.O.Box 1990, Waynesboro, Virginia 22980, Attn: Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on NTELOS' website at www.ntelos.com. WHEN THEY BECOME AVAILABLE, READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.